UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 26, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Violin Memory, Inc.
File No. 333-190823- CF#29036

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Violin Memory, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 26, 2013 and amended on September 16, 2013.

Based on representations by Violin Memory, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10	through May 13, 2014
Exhibit 10.14	through June 13, 2022
Exhibit 10.15	through June 27, 2014
Exhibit 10.23	through August 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary